SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2008 reported by Kubota Corporation (Tuesday, May 13, 2008)

2.	Notice on an distribution of retained earnings (Tuesday, May 13, 2008)

3.	Basic policy regarding reduction of trading unit of the Company’s stock (Tuesday, May 13, 2008)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone:	+81-6-6648-2645
Facsimile:	+81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, MAY 13, 2008)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2008 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 13, 2008 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2008.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2008

(1) Results of operations		(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Year ended March 31, 2008			% (*)	Year ended March 31, 2007	% (*)
Revenues	¥ [$	1,154,574 11,545,740	]	2.4	¥1,127,456	5.8
Operating income		¥136,875		5.0	¥130,347	7.7
	[$	1,368,750	]
% of revenues		11.9%			11.6%
Income from continuing operations before income taxes,
minority interests in earnings of subsidiaries, and equity		¥122,577		(6.8)	¥131,565	(6.4)
in net income of affiliated companies	[$	1,225,770	]
% of revenues		10.6%			11.7%
Net income		¥68,026		(11.0)	¥76,457	(5.6)
	[$	680,260	]
% of revenues		5.9%			6.8%
Net income per ADS
Basic		¥264			¥295
	[$	2.64	]
Diluted		¥264			¥295
	[$	2.64	]
Ratio of net income to shareholders’ equity		10.4%			12.1%
Ratio of income to total assets before income taxes		8.3%			9.0%

Notes.	1. (*) represents percentage change from the comparable previous period.
2. Equity in net income of affiliated companies for the years ended March 31, 2008 and 2007 were ¥94 million and ¥1,353 million, respectively.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	March 31, 2008			March 31, 2007
Total assets	¥ [$	1,464,270 14,642,700	]	¥1,502,532
Shareholders’ equity	¥ [$	648,097 6,480,970	]	¥659,637
Ratio of shareholders’ equity to total assets		44.3%		43.9%
Shareholders’ equity per ADS		¥2,530		¥2,554
	[$	25.30	]

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2008			Year ended March 31, 2007
Net cash provided by operating activities		¥90,110		¥96,830
	[$	901,100	]
Net cash used in investing activities		¥(72,344)		¥(90,007)
	[$	(723,440	)]
Net cash used in financing activities		¥(11,680)		¥(16,835)
	[$	(116,800	)]
Cash & cash equivalents, end of year		¥88,784		¥82,601
	[$	887,840	]

2. Cash dividends

(In millions of yen except per ADS amounts)

	Cash dividends per ADS			Annual	Annual cash dividends as	Annual dividends as % to share-holders’equity
	Interim	Year end	Total	cash dividends	% to net income
Year ended March 31, 2008	¥30.00	¥40.00	¥70.00	¥17,981	26.5%	2.8%
Year ended March 31, 2007	¥25.00	¥35.00	¥60.00	¥15,518	20.3%	2.5%

3. Anticipated results of operations for the year ending March 31, 2009

(In millions of yen except per ADS amounts)

	Six months ending September 30, 2008	% (*)	Year ending March 31, 2009	% (*)
Revenues	¥555,000	(1.1)	¥1,120,000	(3.0)
Operating income	¥60,000	(20.1)	¥110,000	(19.6)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥60,000	(21.3)	¥110,000	(10.3)
Net income	¥33,000	(23.3)	¥63,000	(7.4)
Net income per ADS	¥129		¥246

Notes.

(*) represents percentage change from the comparable previous period.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1) Changes in number of material subsidiaries during the fiscal year: No

(2) Changes in accounting rules, procedures, presentation methods, etc. for the consolidated financial statements

a)	Changes in consolidated accounting methods: Yes

b)	Changes other than a) above: No

Please refer to “Notes” on page 18

(3)	Number of shares outstanding as of March 31, 2008	:	1,285,919,180
	Number of shares outstanding as of March 31, 2007	:	1,291,919,180
	Number of treasury stock as of March 31, 2008	:	5,315,673
	Number of treasury stock as of March 31, 2007	:	406,439
	Weighted average number of shares outstanding during the year ended March 31, 2008	:	1,288,336,590
	Weighted average number of shares outstanding during the year ended March 31, 2007	:	1,295,749,621

Please refer to “Per Common Share Information” on page 17

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per ADS amounts)

	Year ended March 31, 2008	(*)	Year ended March 31, 2007	(*)
Net sales	¥685,431	(1.4)	¥694,935	0.2
Operating income	¥61,932	(14.6)	¥72,529	(3.0)
Ordinary income	¥64,357	(18.1)	¥78,601	(3.0)
Net income	¥32,906	(24.1)	¥43,372	(8.9)
Net income per ADS
Basic	¥128		¥167
Diluted	¥128		¥167

Note.

(*) represents percentage change to the comparable previous year.

(2) Financial position	(In millions of yen except per ADS amounts)

	March 31, 2008	March 31, 2007
Total assets	¥814,886	¥906,920
Shareholders’ equity	¥459,948	¥492,369
Ratio of shareholders’ equity to total assets	56.4%	54.3%
Shareholders’ equity per ADS	¥1,795	¥1,906

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

For the year ended March 31, 2008, revenues of Kubota Corporation and subsidiaries (collectively “the Company”) increased ¥27.1 billion (2.4%), to ¥1,154.6 billion from the prior year.

In the domestic market, revenues decreased ¥31.3 billion (5.2%), to ¥572.2 billion from the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to declined sales of farm equipment and construction machinery affected by stagnant market conditions. Revenues in Pipes, Valves, and Industrial Castings increased due to a great increase in sales of industrial casting, while sales of ductile iron pipes and plastic pipes stayed at the same level as the prior year. Revenues in Environmental Engineering decreased affected by the discontinuation of a part of operations. Revenues in Other decreased due to a decrease in sales of condominiums and construction while sales of vending machine expanded.

Revenues in overseas markets increased ¥58.4 billion (11.1%), to ¥582.3 billion from the prior year. In North America, sales of construction machinery and engines decreased in adverse market conditions, while sales of tractors remained at almost same level as the prior year. On the contrary, in Europe, sales of tractors, construction machinery and engines increased largely all together. In Asia outside Japan, sales of tractors continued to increase favorably in Thailand. As a result, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4 % compared with the prior year, and overseas revenues exceeded domestic revenues for the first time.

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hike of raw materials. Operating income in Environmental Engineering remained in deficit due to sales decrease and declining profit margins by intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

In spite of an increase in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.8%), to ¥122.6 billion. This decrease resulted from increases in foreign exchange loss and valuation loss on other investments.

Income taxes were ¥48.0 billion (representing an effective tax rate of 39.2%), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥6.7 billion and addition of income from discontinued operation was ¥0.2 billion. As a result, net income decreased ¥8.4 billion (11.0%), to ¥68.0 billion from the prior year.

Kubota Corporation

and Subsidiaries

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion, 6.3% higher than the prior year, comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion, and overseas revenues increased 11.6%, to ¥545.3 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment decreased. Most of farmers, centering on medium-sized farmers, remained strong trend to hesitate purchasing farm equipment, while purchasing intention among some farmers began to show signs of improvement affected by partial revision of new government agricultural policies and firming up of rice price. In this circumstance, the Company actively implemented sales expansion policies to expand customer base and was able to increase its market share, however it could not overcome the effect of declining demand. Sales of construction machinery decreased due to stagnant demand resulted from the partial revision of building standards law. On the other hand, sales of engines increased steadily due to sales expansion to domestic manufacturers of construction and industrial machinery.

In overseas markets, sales of tractors, the Company’s core product, increased steadily. In the U.S., sales of tractors were almost same level as the prior year while there were worsening subprime loan problems, the slowdown of the housing related markets and serious drought in southeast area. In Europe, where favorable economic situations continued, sales of tractors showed strong expansion due to the active introduction of new products and aggressive promotional sales activity. In Asia outside Japan, sales of tractors continued a large increase in Thailand where mechanized farming is rapidly developing.

As for construction machinery in North America decreased due to the deterioration of the market, sales in Europe reported a large expansion due to rising demand resulted from favorable economic situations and sales expansion of the larger-sized product, which was introduced in the prior year. Sales of engines increased mainly due to steady sales in Europe. However, sales of farm machinery decreased due to a stagnation of the market of combine harvesters in China.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion from the prior year, comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion, and overseas revenues decreased 0.8%, to ¥30.6 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, although demand for ductile iron pipes and plastic pipes was lackluster, sales of these products stayed at the same level as the prior year owing to the price-raisings. On the contrary, sales of industrial castings increased substantially due to sales increase of ductile tunnel segment and products for steel and petrochemical industries.

In overseas markets, sales of industrial castings for steel and petrochemical industries continued to increase largely owing to high levels of private-sector capital expenditures, while sales of ductile iron pipes decreased.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion from the prior year, comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion, and overseas revenues increased 43.6%, to ¥5.9 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the Water & Sewage Engineering products, the Waste Engineering products and Pumps decreased due to the decline in public sector demand and the drop in sales prices accompanying more intense competition. In addition, the suspension of designated pre-approved supplier resulted from compliance issues and the discontinuation of a part of operations negatively impacted revenues of this segment.

In overseas markets, sales of pumps increased substantially from the prior year.

4) Other

Revenues in Other decreased 7.7%, to ¥88.4 billion from the prior year, comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion, and overseas revenues increased 2.2%, to ¥0.5 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and other business.

        Sales of vending machine increased due to a sales increase of cigarettes-vending machine with the function of age-identification, however sales of construction, air-conditioning equipment, septic tanks decreased. In addition, sales of condominiums in the second half of the fiscal year were absent because shares of a subsidiary which conducted condominium business were partially sold and the subsidiary changed into an affiliated Company. As a consequence, total revenues of this segment decreased from the prior year.

Kubota Corporation

and Subsidiaries

(3) Prospect for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2009 at ¥1,120.0 billion, ¥34.6 billion lower than the year under review. In the domestic market, revenues in Environmental Engineering are expected to be the same level as the year under review. However, revenues in Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings and Other are forecast to decrease. As a result, total domestic revenues are forecast to decrease from the year under review. In overseas markets, although revenues in Pipes, Valves, and Industrial Castings, and Environmental Engineering are expected to increase from the year under review, revenues in Internal Combustion Engine and Machinery are forecast to decrease. As a result, total overseas revenues are forecast to decrease from the year under review.

The Company forecasts operating income of ¥110.0 billion, a decrease of ¥26.9 billion from the year under review, mainly due to appreciation of yen and sharp price hike of raw materials.

The Company expects income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥110.0 billion, a decrease of ¥12.6 billion from the year under review. Net income is forecast to be ¥63.0 billion, a decrease of ¥5.0 billion from the year under review. (The forecasts are based on the assumption of an exchange rate of ¥101=US$1.)

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of March 2008 amounted to ¥1,464.3 billion, decrease of ¥38.3 billion from the end of the prior year. As for assets, the notes and accounts receivable decreased, and short- and long-term finance receivables increased resulting from business expansion in Internal Combustion Engine and Machinery. Other investments decreased due to a decrease in unrealized gains on securities.

Regarding liabilities, interest-bearing debt increased associated with an increase in short- and long-term finance receivables, while trade notes payable, trade accounts payable and income taxes payable substantially decreased. Due to a decline in stock market prices, accrued retirement and pension costs increased largely and deferred tax liabilities also decreased and resulted in a decrease in other long-term liabilities. As for shareholders’ equity, total shareholders’ equity decreased due to a decrease in accumulated other comprehensive income resulted mainly from a decrease in unrealized gains on securities. Shareholders’ equity ratio was 44.3%, 0.4 percentage points higher than the prior year end.

(2) Cash flows

Net cash provided by operating activities during the year under review was ¥90.1 billion, a decrease of ¥6.7 billion from the prior year. Although the notes and accounts receivable decreased largely, total net cash provided by operating activities decreased from the prior year due to a large decrease in notes and accounts payables, a decrease in income taxes payable, and an increase in other current assets.

Net cash used in investing activities was ¥72.3 billion, a decrease of ¥17.7 billion from the prior year. Although purchases of fixed assets were almost same level as the prior year, total net cash used in investing activities decreased largely due to an increase in collection of finance receivables in Internal Combustion Engine and Machinery.

Net cash used in financing activities was ¥11.7 billion, a decrease of ¥5.2 billion from the prior year. Although repayment of short-term borrowings and cash dividends increased, borrowing of long-term debt increased. Consequently, net cash used in investing activities slightly decreased.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of March 2008 were ¥88.8 billion, an increase of ¥6.2 billion from the prior year.

Kubota Corporation

and Subsidiaries

(Reference) Cash flow indices

	Year ended March 31, 2008	Year ended March 31, 2007
Equity ratio (%)	44.3	43.9
Equity ratio based on market capitalization (%)	54.1	88.8
Interest-bearing debt / Net cash provided by operating activities (year)	4.0	3.6
Interest coverage ratio (times)	7.0	8.8

Notes.

Equity ratio: shareholders’ equity / total assets

Equity ratio based on market capitalization: market capitalization / total assets

Interest coverage ratio: cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Net cash provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3. Matter concerning profit allocation

(1) Basic policy related to the Company’s profit allocation

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

(2) Matter concerning profit allocation for this fiscal year and next fiscal year

The Company has decided to pay ¥40 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥30 per ADS already paid, the total dividends for the entire fiscal year will be ¥70 per ADS, which will be ¥10 per ADS higher than the prior year.

In accordance with the previously described basic policy related to the Company’s profit allocation of maintaining stable dividends or raising dividends, the Company is considering paying cash dividends per ADS for the next fiscal year equivalent to, or more of, the year under review (¥70 per ADS). Specific amount will be decided based on the development of business performance in the next fiscal year.

During the year under review the Company purchased 10.93 million of its own shares (¥8.0 billion) on market and retired 6 million of treasury stock (¥4.4 billion).

Kubota Corporation

and Subsidiaries

2. Management Policies

1. Basic management policy

More than a century since its founding, the Company has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Principal Business Policies for Medium- to Long-Term Growth in Profit

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

(1) Accelerating Global Development

The Company is working to accelerate the development of its overseas operations not only in Internal Combustion Engine and Machinery but also in other segments. Although there has been temporary deterioration in certain circumstances, including adverse movements in foreign exchange rates and concern about recession in the U.S. economy, the Company is continuing to prioritize inputs of management resources and accelerate the growth of overseas business activities through strengthening the competitiveness of its products and bolstering its business structure.

In Internal Combustion Engine and Machinery, the Company is expanding the diversity of its product portfolio by widening the scope of the product lineup and introducing products based on new concepts. At the same time, by offering products and services suited to the market environment of various regions, including North America, Europe, Asia, and elsewhere, the Company is promoting the diversification and dispersal of its revenues by region. In addition, the Company is working to develop its positions in newly emerging markets and thereby build its presence in future growth markets.

In other segments, including Pipes, Valves, and Industrial Castings, the Company is pursuing business opportunities in such fields as “water” and “the natural environment,” where solutions are needed on a global scale.

(2) Restructuring Domestic Operations

The Company’s domestic operations confront an extremely challenging business environment as demand in many businesses is continuing to decline and raw material prices have risen and remain at high levels. To respond effectively to this business environment, the Company is taking drastic initiatives to restructure its domestic operations.

In Pipes, Valves, and Industrial Castings, to overcome current difficulties and enhance profitability, the Company is adopting thoroughgoing measures to increase the efficiency of its marketing activities and reduce fixed costs as well as take even stronger steps to lower variable costs and increase productivity. The objectives of these measures include lowering the break-even point and mounting full-scale initiatives to expand revenues from the private sector.

In Environmental Engineering, the Company is engaged in a strong drive to concentrate on its core competencies and shift to new business models. Specific examples of activities include focusing principal business domains on the “water”-related fields, and, by developing private-sector markets, escape from overdependence on public-sector demand, as well as shift from the plant engineering business to expanding revenues from the sale of equipment and the provision of installation services.

Also, in Internal Combustion Engine and Machinery, the Company is endeavoring to steadily strengthen its business position through the substantial cutting of costs in all process phases from production through marketing.

Kubota Corporation

and Subsidiaries

(3) Promoting Management Based on Corporate Social Responsibility (CSR)

The Company conducts its business activities with the awareness that management with a CSR perspective is one of the most important of its business policies. The Company believes that its sustainable growth and development as well as continuing growth in earning power will only be realizable if it contributes to the development of society and the preservation of the natural environment. Based on this awareness, in conducting its activities, the Company works to respond to the expectations and trust of its many stakeholders as a global corporate citizen by being strongly conscious of the multitude of responsibilities it must fulfill toward the economy, society, and the natural environment.

(4) Reforming Corporate Governance

The Company intends to introduce “Corporate Officers System” from April 2009, for the purpose of strengthening the soundness of corporate management and responding to the rapidly changing business environment surrounding the Company with agility and felicity.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2008		Year ended March 31, 2007		Change
	Amount	%	Amount	%	Amount	%
Revenues	1,154,574	100.0	1,127,456	100.0	27,118	2.4
Cost of revenues	824,093	71.4	794,687	70.5	29,406	3.7
Selling, general, and administrative expenses	192,935	16.7	199,356	17.7	(6,421)	(3.2)
Loss from disposal and impairment of businesses and fixed assets	671	0.0	3,066	0.2	(2,395)	(78.1)

Operating income	136,875	11.9	130,347	11.6	6,528	5.0

Other income (expenses):
Interest and dividend income	4,472		3,283		1,189
Interest expense	(986)		(1,219)		233
Gain on sales of securities-net	704		1,313		(609)
Valuation loss on other investments	(6,715)		(524)		(6,191)
Foreign exchange loss-net	(9,043)		(442)		(8,601)
Other-net	(2,730)		(1,193)		(1,537)

Other income (expenses), net	(14,298)		1,218		(15,516)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	122,577	10.6	131,565	11.7	(8,988)	(6.8)

Income taxes:
Current	43,929		48,008		(4,079)
Deferred	4,115		953		3,162

Total income taxes	48,044		48,961		(917)

Minority interests in earnings of subsidiaries	6,790		6,214		576

Equity in net income of affiliated companies	94		1,353		(1,259)

Income from continuing operations	67,837	5.9	77,743	6.9	(9,906)	(12.7)

Income (loss) from discontinued operations, net of taxes	189		(1,286)		1,475

Net income	68,026	5.9	76,457	6.8	(8,431)	(11.0)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2008		March 31, 2007		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	88,784		82,601		6,183
Notes and accounts receivable:
Trade notes	70,645		82,491		(11,846)
Trade accounts	209,275		235,728		(26,453)
Less: Allowance for doubtful receivables	(1,983)		(2,011)		28

Total receivables, net	277,937		316,208		(38,271)

Short-term finance receivables	113,409		97,798		15,611
Inventories	206,220		205,658		562
Interest in sold receivables	77,767		74,247		3,520
Other current assets	58,521		40,588		17,933

Total current assets	822,638	56.2	817,100	54.4	5,538

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,646		13,754		(108)
Other investments	145,322		215,130		(69,808)
Long-term finance receivables	191,523		170,031		21,492

Total investments and long-term finance receivables	350,491	23.9	398,915	26.5	(48,424)

Property, plant, and equipment:
Land	92,208		90,416		1,792
Buildings	211,570		208,529		3,041
Machinery and equipment	372,425		362,732		9,693
Construction in progress	6,225		8,216		(1,991)

Total	682,428		669,893		12,535
Accumulated depreciation	(444,355)		(432,247)		(12,108)

Net property, plant, and equipment	238,073	16.3	237,646	15.8	427
Other assets	53,068	3.6	48,871	3.3	4,197

Total	1,464,270	100.0	1,502,532	100.0	(38,262)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Liabilities and shareholders’ equity	(In millions of yen)

	March 31, 2008		March 31, 2007		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	113,087		128,365		(15,278)
Trade notes payable	21,232		30,487		(9,255)
Trade accounts payable	191,042		206,808		(15,766)
Advances received from customers	4,748		3,699		1,049
Notes and accounts payable for capital expenditures	15,436		20,895		(5,459)
Accrued payroll costs	27,680		28,277		(597)
Accrued expenses	32,608		32,498		110
Income taxes payable	12,908		23,945		(11,037)
Other current liabilities	34,744		30,280		4,464
Current portion of long-term debt	65,976		71,429		(5,453)

Total current liabilities	519,461	35.5	576,683	38.4	(57,222)

Long-term liabilities:
Long-term debt	183,945		150,105		33,840
Accrued retirement and pension costs	43,790		27,306		16,484
Other long-term liabilities	25,747		52,732		(26,985)

Total long-term liabilities	253,482	17.3	230,143	15.3	23,339

Minority interests	43,230	2.9	36,069	2.4	7,161

Shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	93,150		93,150		—
Legal reserve	19,539		19,539		—
Retained earnings	423,927		376,815		47,112
Accumulated other comprehensive income	31,177		86,247		(55,070)
Treasury stock	(3,766)		(184)		(3,582)

Total shareholders’ equity	648,097	44.3	659,637	43.9	(11,540)

Total	1,464,270	100.0	1,502,532	100.0	(38,262)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions of yen)

	Year ended March 31, 2008	Year ended March 31, 2007	Change
Net income	68,026	76,457	(8,431)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,425)	4,670	(6,095)
Unrealized losses on securities	(36,834)	(13,607)	(23,227)
Pension liability adjustments	(16,326)	—	(16,326)
Unrealized losses on derivatives	(485)	(244)	(241)

Other comprehensive loss	(55,070)	(9,181)	(45,889)

Comprehensive income	12,956	67,276	(54,320)

Consolidated Statements of Shareholders’ Equity

(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Net income					76,457
Other comprehensive loss						(9,181)
Adjustment to initially apply SFAS No. 158						8,659
Cash dividends, ¥55 per ADS					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)

Cumulative effect of applying FIN 48					261
Net income					68,026
Other comprehensive loss						(55,070)
Cash dividends, ¥65 per ADS					(16,777)
Purchases of treasury stock	(10,909)						(7,980)
Retirement of treasury stock					(4,398)		4,398

Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of yen)

	Year ended March 31, 2008	Year ended March 31, 2007	Change
Operating activities:
Net income	68,026	76,457
Depreciation and amortization	30,565	27,097
Gain on sales of securities-net	(704)	(1,313)
Gain on nonmonetary exchange of securities	—	(997)
Valuation loss on other investments	6,715	524
Loss from disposal of fixed asset	925	1,172
Minority interests in earnings of subsidiaries	6,790	6,214
Equity in net income of affiliated companies	(94)	(1,353)
Deferred income taxes	4,115	953
Decrease in notes and accounts receivable	31,750	35
Increase in inventories	(6,656)	(24,255)
Increase in other current assets	(20,072)	(3,935)
Increase (decrease) in trade notes and accounts payable	(23,311)	11,999
Increase (decrease) in income taxes payable	(10,842)	11,305
Increase in other current liabilities	7,539	5,085
Decrease in accrued retirement and pension costs	(10,998)	(10,942)
Other	6 362	(1,216)

Net cash provided by operating activities	90,110	96,830	(6,720)

Investing activities:
Purchases of fixed assets	(35,735)	(34,286)
Purchases of investments and change in advances	3,337	(1,311)
Proceeds from sales of property, plant, and equipment	115	3,709
Proceeds from sales of investments	490	2,391
Increase in finance receivables	(196,494)	(190,098)
Collection of finance receivables	155,202	129,442
Other	741	146

Net cash used in investing activities	(72,344)	(90,007)	17,663

Financing activities:
Proceeds from issuance of long-term debt	113,962	86,434
Repayments of long-term debt	(84,895)	(73,654)
Net decrease in short-term borrowings	(15,840)	(5,937)
Cash dividends	(16,777)	(14,274)
Purchases of treasury stock	(7,997)	(8,515)
Other	(133)	(889)

Net cash used in financing activities	(11,680)	(16,835)	5,155

Effect of exchange rate changes on cash and cash equivalents	97	755	(658)

Net increase (decrease) in cash and cash equivalents	6,183	(9,257)
Cash and cash equivalents, beginning of year	82,601	91,858

Cash and cash equivalents, end of year	88,784	82,601	6,183

	(In millions of yen)

Notes:
Cash paid during the year for:
Interest	12,875	11,066	1,809
Income taxes	56,535	36,733	19,802

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segments

Year ended March 31, 2008	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	793,654	201,599	70,878	88,443	1,154,574	—	1,154,574
Intersegment	16	485	97	15,551	16,149	(16,149)	—

Total	793,670	202,084	70,975	103,994	1,170,723	(16,149)	1,154,574

Cost of revenues and operating expenses	660,709	186,849	75,997	95,427	1,018,982	(1,283)	1,017,699
Operating income (loss)	132,961	15,235	(5,022)	8,567	151,741	(14,866)	136,875
Identifiable assets at March 31, 2008	932,231	192,433	59,149	79,796	1,263,609	200,661	1,464,270
Depreciation	19,791	6,341	547	1,347	28,026	2,093	30,119
Loss from impairment	8	114	—	—	122	15	137
Capital expenditures	26,798	5,251	591	1,794	34,434	729	35,163

Year ended March 31, 2007	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	746,808	194,224	90,613	95,811	1,127,456	—	1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456

Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109
Operating income (loss)	124,904	22,007	(5,615)	7,127	148,423	(18,076)	130,347
Identifiable assets at March 31, 2007	862,298	197,555	68,742	97,192	1,225,787	276,745	1,502,532
Depreciation	16,241	4,776	590	1,305	22,912	2,182	25,094
Loss from impairment	12	—	138	—	150	298	448
Capital expenditures	30,308	4,549	647	1,830	37,334	7,381	44,715

Kubota Corporation

and Subsidiaries

(2) Information by geographic segments

Year ended March 31, 2008	(In millions of yen)

	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	607,377	332,042	121,114	94,041	1,154,574	—	1,154,574
Intersegment	292,371	9,160	4,142	1,623	307,296	(307,296)	—

Total	899,748	341,202	125,256	95,664	1,461,870	(307,296)	1,154,574

Cost of revenues and operating expenses	806,786	305,194	114,224	84,252	1,310,456	(292,757)	1,017,699
Operating income	92,962	36,008	11,032	11,412	151,414	(14,539)	136,875
Identifiable assets at March 31, 2008	716,207	487,654	82,992	100,196	1,387,049	77,221	1,464,270

Year ended March 31, 2008	(In millions of yen)

	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	637,881	325,188	93,603	70,784	1,127,456	—	1,127,456
Intersegment	270,392	7,392	4,570	1,273	283,627	(283,627)	—

Total	908,273	332,580	98,173	72,057	1,411,083	(283,627)	1,127,456

Cost of revenues and operating expenses	810,520	297,951	89,557	62,636	1,260,664	(263,555)	997,109
Operating income	97,753	34,629	8,616	9,421	150,419	(20,072)	130,347
Identifiable assets at March 31, 2007	745,943	452,994	68,868	62,544	1,330,349	172,183	1,502,532

(3) Overseas revenues

Year ended March 31, 2008	(In millions of yen)

	North America	Europe	Other Areas	Total
Overseas revenues	329,495	125,388	127,455	582,338
Consolidated revenues				1,154,574
Ratio of overseas revenues to consolidated revenues	28.5%	10.9%	11.0%	50.4%

Year ended March 31, 2007	(In millions of yen)

	North America	Europe	Other Areas	Total
Overseas revenues	323,092	97,151	103,711	523,954
Consolidated revenues				1,127,456
Ratio of overseas revenues to consolidated revenues	28.7%	8.6%	9.2%	46.5%

Kubota Corporation

and Subsidiaries

Fair Value of Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s consolidated balance sheets. The following table presents costs, fair values, net unrealized holding gains for securities by major security type at March 31, 2008 and 2007.

	(In millions of yen)

	March 31, 2008			March 31, 2007
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other Investments (*):
Equity securities of financial institutions	30,813	73,257	42,444	36,988	125,948	88,960
Other equity securities	20,305	61,793	41,488	21,119	77,778	56,659

Total	51,118	135,050	83,932	58,107	203,726	145,619

(*)	“Other investments” on the Company’s consolidated balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥10,272 million and ¥11,404 million, at March 31, 2008 and 2007, respectively.

Per Common Share Information

		(Yen	)

	Year ended March 31, 2008	Year ended March 31, 2007
Shareholders’ equity per common share	¥506.09	¥510.75
Basic net income per common share	¥52.80	¥59.01
Diluted net income per common share	¥52.80	¥59.01

A reconciliation of the numerators and denominators of the basic and diluted net income per common share computation is as follows:

Numerators	(In millions of yen)

	Year ended March 31, 2008	Year ended March 31, 2007
Basic net income	¥68,026	¥76,457
Effect of dilutive convertible bonds	—	—
Diluted net income	¥68,026	¥76,457

Denominators	(Thousands of shares)

	Year ended March 31, 2008	Year ended March 31, 2007
Weighted average common shares outstanding	1,288,337	1,295,750
Effect of dilutive convertible bonds	—	—
Diluted common shares outstanding	1,288,337	1,295,750

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2008, of ¥100 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	115 subsidiaries are consolidated.

Major consolidated subsidiaries:

Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd.
Kubota-C.I. Co., Ltd.

Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	26 affiliated companies are accounted for under the equity method.

Major affiliated companies:

Domestic	17 sales companies of farm equipment Kubota Matsushitadenko Exterior Works, Ltd. Kubota Maison Co., Ltd.

On July 27, 2007, the Company announced that the Company and Urbanex Co., Ltd. have reached a basic agreement to transfer all the shares of Kubota Maison Co., Ltd. (“Kubota Maison”) to Urbanex Co., Ltd. On October 1, 2007, the Company transferred 70% shares of Kubota Maison in accordance with the agreement. As a result of the transfer, Kubota Maison was excluded from consolidated subsidiaries and became an affiliated company of Kubota Corporation. Kubota Maison will be excluded from affiliated companies by the scheduled transfer of the remaining 30% shares on April 1, 2009.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Financial Instruments and Exchange Act in Japan. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109”, as of April 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return. The adoption of this interpretation did not have a material impact on the Company’s consolidated results of operations and financial position.

7.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2008.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

	(In millions of yen)

	Year ended March 31, 2008		Year ended March 31, 2007		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	677,074	58.6	643,214	57.1	33,860	5.3

Domestic	218,828		228,155		(9,327)	(4.1)
Overseas	458,246		415,059		43,187	10.4

Construction Machinery	116,580	10.1	103,594	9.2	12,986	12.5

Domestic	29,488		30,122		(634)	(2.1)
Overseas	87,092		73,472		13,620	18.5

Internal Combustion Engine and Machinery	793,654	68.7	746,808	66.3	46,846	6.3

Domestic	248,316	21.5	258,277	22.9	(9,961)	(3.9)
Overseas	545,338	47.2	488,531	43.4	56,807	11.6

Pipes and Valves	151,846	13.2	155,320	13.8	(3,474)	(2.2)

Domestic	144,949		143,485		1,464	1.0
Overseas	6,897		11,835		(4,938)	(41.7)

Industrial Castings	49,753	4.3	38,904	3.4	10,849	27.9

Domestic	26,100		19,949		6,151	30.8
Overseas	23,653		18,955		4,698	24.8

Pipes, Valves, and Industrial Castings	201,599	17.5	194,224	17.2	7,375	3.8

Domestic	171,049	14.8	163,434	14.5	7,615	4.7
Overseas	30,550	2.7	30,790	2.7	(240)	(0.8)

Environmental Engineering	70,878	6.1	90,613	8.0	(19,735)	(21.8)

Domestic	64,934	5.6	86,475	7.6	(21,541)	(24.9)
Overseas	5,944	0.5	4,138	0.4	1,806	43.6

Building Materials and Housing	9,931	0.9	17,247	1.5	(7,316)	(42.4)

Domestic	9,931		17,247		(7,316)	(42.4)

Other	78,512	6.8	78,564	7.0	(52)	(0.1)

Domestic	78,006		78,069		(63)	(0.1)
Overseas	506		495		11	2.2

Other	88,443	7.7	95,811	8.5	(7,368)	(7.7)

Domestic	87,937	7.7	95,316	8.5	(7,379)	(7.7)
Overseas	506	0.0	495	0.0	11	2.2

Total	1,154,574	100.0	1,127,456	100.0	27,118	2.4

Domestic	572,236	49.6	603,502	53.5	(31,266)	(5.2)
Overseas	582,338	50.4	523,954	46.5	58,384	11.1

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

	(In billions of yen)

	Year ending March 31, 2009		Year ended March 31, 2008		Change
	Amount	%	Amount	%	Amount	%
Domestic	245.0		248.3		(3.3)	(1.3)
Overseas	522.0		545.4		(23.4)	(4.3)

Internal Combustion Engine and Machinery	767.0	68.5	793.7	68.7	(26.7)	(3.4)

Domestic	169.5		171.0		(1.5)	(0.9)
Overseas	36.0		30.6		5.4	17.6

Pipes, Valves, and Industrial Castings	205.5	18.3	201.6	17.5	3.9	1.9

Domestic	65.0		65.0		—	—
Overseas	6.5		5.9		0.6	10.2

Environmental Engineering	71.5	6.4	70.9	6.1	0.6	0.8

Domestic	75.5		87.9		(12.4)	(14.1)
Overseas	0.5		0.5		—	—

Other	76.0	6.8	88.4	7.7	(12.4)	(14.0)

Total	1,120.0	100.0	1,154.6	100.0	(34.6)	(3.0)

Domestic	555.0	49.6	572.2	49.6	(17.2)	(3.0)
Overseas	565.0	50.4	582.4	50.4	(17.4)	(3.0)

Kubota Corporation

and Subsidiaries

Notice of Change of Management

(Effective as of June 20, 2008)

1) Appointment of new Directors

Name	Current Title
Tetsu Fukui	General Manager of Environmental Equipment R&D Center and General Manager of Environmental Consolidated Technology Dept in Environmental Equipment R&D Center.

Satoshi Iida	President of Kubota Europe S.A.S.

Shigeru Kimura	General Manager of Finance & Accounting Dept.

End of document

May 13, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on an distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 13, 2008 that the Company would distribute retained earnings as the record date was March 31, 2008.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 5, 2008)	Comparable previous year (Year ended March 31, 2007)
Record date	March 31, 2008	March 31, 2008	March 31, 2007
Dividend per ADS	¥40	¥40	¥35
Amount of dividend	¥10,247 million	—	¥9,043 million
Date of payment	June 23, 2008	—	June 25, 2007
Resource of dividend	Retained earnings	—	Retained earnings

ADS: American Depositary Receipt

2. Reasons for raising dividend

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions.

In order to advance these activities and considering the Company’s current business performance, the Company decided to pay annual dividend per ADS would be ¥70, increases by ¥10 from annual dividend in the previous year.

Accordingly the year-end dividend for the year ended March 31, 2008 is ¥40 per ADS, in addition to the interim dividend of ¥30 already paid.

(per ADS)

	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2008)	¥30	¥40	¥70
Comparable previous year (Year ended March 31, 2007)	¥25	¥35	¥60

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

May 13, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 9, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department